June 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonim Technologies, Inc.
Registration Statement on Form S-1
File No. 333-238869

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Sonim Technologies, Inc. (the “Company”) that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., EST, on June 4, 2020, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several Underwriters, have and will comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours, OPPENHEIMER & CO. INC. As Representatives of the Several Underwriters

By:	/s/ Mike Townley
Name: Mike Townley
Title: Head of Investment Banking

LAKE STREET CAPITAL MARKETS, LLC As Representatives of the Several Underwriters

By:	/s/ Peter Bennett
Name: Peter Bennett
Title: Managing Director